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                                                             EXHIBIT (a) (5) (c)



FOR IMMEDIATE RELEASE

Wolohan Contacts:

James L. Wolohan                              John A. Sieggreen
President and CEO                             Executive Vice President and COO
(517) 498-8401                                (517) 498-8402



                     WOLOHAN LUMBER CO. ANNOUNCES RESULTS OF
                           DUTCH AUCTION TENDER OFFER

               Saginaw, Michigan, December 18, 2000 -- Wolohan Lumber Co. (NASDAQ: WLHN) today announced the results of its Dutch Auction tender offer which expired December 15, 2000 at 5:00 p.m., Eastern time. Wolohan commenced the tender offer to purchase shares of its common stock at a price between $10.00 and $12.00 per share net to the seller in cash, without interest, on November 9, 2000.

               Based on the final count by the depositary for the tender offer, Wolohan accepted for payment 1,190,638 shares of common stock, representing approximately 26% of outstanding shares, at a purchase price of $12.00 per share. Payment for the shares accepted for purchase will occur promptly by the depositary.

               The dealer manager for the tender offer was U.S. Bancorp Piper Jaffray, Inc.

               Wolohan is a full-line retailer of lumber, building materials and related products used primarily for new-home construction and home-improvement projects. Founded in 1964 with three stores and headquartered in Saginaw, Michigan, Wolohan currently has 40 stores in operation under the names Wolohan Lumber and CML. The Company's primary customer focus is the single-family homebuilder, commercial and multi-family builder, remodeler and project-oriented consumer. Wolohan offers a wide range of services including house design, delivery, installation, various financing options and job-site contractor sales representatives with experienced store support coordination.